Exhibit 12.1

SL Green Realty Corp.
Ratio of Earnings to Combined Fixed Charge and Preferred Stock Dividends

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings

Income (loss) from continuing operations	$89,411	$62,760	$46,054	$45,468	$38,876
Add: JV cash distributions	112,540	200,857	193,144	36,469	22,482
Interest	94,799	75,819	61,197	44,001	33,946
Amortization of loan costs expensed	4,425	4,461	3,274	3,844	3,427
Portion of rent expense representative of interest	17,850	16,915	12,788	12,546	12,637

Total earnings	$319,025	$360,812	$316,457	$142,327	$111,368

Fixed Charges and Preferred Stock Dividends

Interest	$94,799	$75,819	$61,197	$44,001	$33,946
Preferred stock dividends	19,875	19,875	16,258	7,712	9,690
Interest capitalized	8,529	6,849	433	—	—
Portion of rent expense representative of interest	17,850	16,915	12,788	12,546	12,637
Amortization of loan costs expensed	4,425	4,461	3,274	3,844	3,427

Total Fixed Charges and Preferred Stock Dividends	$145,478	$123,919	$93,950	$68,102	$59,700

Ratio of earnings to combined fixed charge and preferred stock dividends	2.19	2.91	3.37	2.09	1.87